Chase Tower

2200 Ross Avenue, Suite 2300

Dallas, TX 75201

214-922-3400 | Fax: 214-922-3899

Patrick R. Hanchey	Direct Dial: 214-922-3527	Email: patrick.hanchey@alston.com

March 24, 2023

Via EDGAR

Mr. Robert Arzonetti

Mr. John Dana Brown

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Oconee Financial Corporation Offering Statement

On Form 1-A Filed February 9, 2023

File No. 024-12151

Dear Sirs:

By letter dated March 6, 2023 (the “Information Request”), the Securities and Exchange Commission (the “SEC”) requested additional information in connection with the above-referenced Offering Statement.

An amended draft of our offering statement on Form 1-A (the “Offering Statement”), updated to include December 31, 2022 financial information, is included as Exhibit A to this letter. Responses to the specific questions set forth in the Information Request are set forth below:

1.

We note your stated intention that Elberton Federal Savings and Loan Association convert from a Federal mutual savings and loan association to a Federal stock savings and loan association and simultaneously merge with and into Oconee State Bank, your wholly owned subsidiary. It appears that 12 CFR 192.530(a) requires that a federal savings association (or its holding company) must promptly register its shares after conversion under the Securities Exchange Act of 1934 and remain registered for three years. Further it appears that 12 CFR 192.530(c) requires that a federal savings association (or its holding company) must also use its best efforts to list its shares on a national or regional securities exchange or on the National Association of Securities Dealers Automated Quotation system. Please explain whether the Office of the Comptroller of the Currency will require you to register a class of your securities under the Securities Exchange Act of 1934 and/or list your shares on a national or regional securities exchange or on the National Association of Securities Dealers Automated Quotation system and, if so, how you will comply with these requirements particularly in light of the fact that you are conducting a Regulation A offering.

Mr. Robert Arzonetti

Mr. John Dana Brown

March 24, 2023

Generally, 12 C.F.R. 192.530 would require a federal savings association to comply with several post-conversion requirements, including the requirements to register its shares under the Securities Exchange Act of 1934, as amended, to maintain such registration for at least three years, to use its best efforts to facilitate trading of its shares, and to use its best efforts to have its shares listed on a national or regional securities exchange or on the National Association of Securities Dealers Automated Quotation system. However, because Elberton Federal Savings and Loan Association (“Elberton”) will only exist as an independent entity for a moment in time following its conversion to a stock corporation, it cannot comply with the post-conversion requirements of 12 C.F.R. 192.530. As a result, Elberton has requested a waiver of these requirements from the Office of the Comptroller of the Currency (the “OCC”). The OCC has orally indicated its intent to grant such request. We anticipate receiving the OCC’s written approval of the waiver requests prior to mailing any offering materials.

2.

We note your disclosure on page 37 that the offering circular will be mailed to each “Eligible Member and to each Eligible Oconee Shareholder.” We further note that pages 40, 47, etc. list multiple conditions to completion of the offering and merger conversion. In light of the foregoing, please provide us a sufficiently detailed factual and legal analysis explaining how the offering will be commenced within two calendar days after the qualification date in accordance with Rule 251(d)(3)(F) of Regulation A so that it will be a continuous and not a delayed offering.

The only conditions to commencing the offering is qualification by the SEC and approval of the offering circular by the OCC. All other conditions referenced in the offering circular are relevant to completing the offering and consummating the merger conversion. We anticipate OCC approval of the offering circular in the near future. After OCC approval, we anticipate coordinating with the SEC such that Oconee is prepared to commence the offering within two days of SEC qualification of the offering circular.

3.

Please clarify the timeline of this offering in relation to any shareholder votes especially whether shareholders are voting first and then the offering is being started. Explain the rationale for that timeline.

Approval of the merger conversion requires the affirmative vote of a majority of the outstanding votes eligible to be cast by depositors and borrowers of Elberton at a special meeting of Elberton’s members (the “Elberton Special Meeting”) called for that purpose. No vote of the shareholders of Oconee is required. Elberton intends to provide notice of the Elberton Special Meeting and a proxy statement simultaneously with the commencement of this offering. The OCC requires that all information required to be included in the offering circular be provided to the Elberton members in connection with the Elberton Special Meeting. Accordingly, we have determined that it is most efficient to provide the proxy materials and this offering circular simultaneously to the Elberton members. Member voting will occur concurrently with the stock offering, with the Elberton Special Meeting occurring subsequent to the end of the offering period to raise the minimum required amount of capital, which is one of the stated conditions to completion of the transaction.

4.

Please disclose how Oconee’s acquisition of Elberton within less than three years after Elberton’s conversion to a Federal stock savings and loan association is being done in compliance with 12 CFR 192.525. Disclose when the Office of the Comptroller of the Currency granted approval for the acquisition of Elberton within three years of conversion pursuant to 12 CFR 192.525, or the status of such pending approval and when it is expected to be given in relation to each matter listed as a Conditions to Completion of the Offering.

Mr. Robert Arzonetti

Mr. John Dana Brown

March 24, 2023

Elberton has requested from the OCC a waiver of the three-year moratorium on the ability to sell the institution. Elberton has filed application materials relating to Elberton’s conversion to a stock corporation, the Offering, and Oconee’s proposed acquisition of Elberton. In addition to all necessary waivers, the OCC has orally indicated its intent to approve the merger conversion transaction, including Elberton’s conversion to a stock corporation and Oconee’s acquisition of Elberton within less than three years after the conversion. We anticipate receiving the OCC’s written approval of the merger conversion transaction prior to mailing any offering materials and expect to receive such approvals in the coming weeks.

Performance Trust Capital Partners LLC is receiving compensation in connection with the offering, and is required to clear its compensation arrangements with FINRA. A copy of FINRA’s nonobjection letter to Performance Trust’s compensation is included as Exhibit B to this letter.

If you have any questions or require any additional information, please do not hesitate to contact me at 214-922-3527.

Sincerely,

/s/ Patrick R. Hanchey

Patrick R. Hanchey

PRH:mb

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